UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040448201

(Cusip Number)

H. William Smith

96 Cummings Point Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENEVE CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,279,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,279,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 2 of 3 Pages

Item 1.  Security and Issuer.

The undersigned, Geneve Corporation (“Geneve”), hereby supplements and amends the Schedule 13D, dated January 9, 1998, as amended (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.  Purpose of the Transaction.

Item 4 of the Statement is hereby amended to add the following:

“On August 24, 2009, Geneve filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing its intention to effect a short-form merger (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”) upon the consummation of which Geneve will own all of the outstanding equity interests in the Company.

“Upon consummation of the Merger, (i) each outstanding share of Common Stock (A) not owned by Geneve and (B) as to which appraisal rights are not exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $5.50 per share in cash, without interest, and (ii) each outstanding share of Series I Preferred Stock (A) not owned by Geneve  and (B) as to which appraisal rights are not exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $7.00 per share in cash, without interest, plus accrued and unpaid dividends to the effective date of the Merger; it is expected that, if declared, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock would be paid on September 30, 2009, and there will be additional accrued and be unpaid dividends as of the effective date of the Merger.  Outstanding stock options not exercised prior to the effective date of the Merger will be cancelled and exchanged into the right to receive the amount to be paid to the holders of Common Stock, less the option exercise price (and any applicable withholding taxes).

“Under the DGCL, no action is required by the Board of Directors or public stockholders of the Company in order to consummate the Merger.

“The Company’s public stockholders will have a right to seek appraisal of the fair value of their shares of Common Stock and/or Series I Preferred Stock in accordance with Section 262 of the DGCL.

“Geneve is under no obligation to consummate the Merger and could decide to withdraw from the transaction at any time before it becomes effective.

“The Schedule 13E-3 is incorporated by reference into this Item 4.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

                                                            By: /s/Steven B. Lapin

                                                            Steven B. Lapin

President and Chief Operating Officer

August 24, 2009

Page 3 of 3 Pages